SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated January 16, 2026.

Buenos Aires, January 16, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Portfolio Optimization Strategy: Assignment of Manantiales Behr Assets – Province of Chubut

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

We hereby inform that YPF S.A. (“YPF” or the “Company”) and Limay Energía S.A. (a Rovella Capital Group company) entered into two agreements on January 16, 2026 for (i) the assignment of 100% of the conventional exploitation concession over the Manantiales Behr area and the hydrocarbon transport concession over the “El Trébol – Caleta Córdova”, “Km. 9 – Caleta Córdova”, and “Manantiales Behr – Cañadón Perdido” in the Province of Chubut and (ii) the sale of the inventory of materials held in the Manantiales Behr and Km 20 warehouses.

At the end of the third quarter of 2025, the area had a daily production of approximately 25 kbbl/d of oil and 0.5 million m3/d of natural gas.

The total price agreed for both transactions is US$575 million, plus applicable VAT, considering the customary adjustments for transactions of this nature, of which 60% will be paid at the closing of the transaction and the remaining balance within 12 months thereafter.

The effectiveness of the assignment is subject to authorization by the Executive Branch of the Province of Chubut.

The reported assignment forms part of the Company’s 4x4 Plan, which includes optimizing the conventional upstream portfolio. This is one of the levers on which YPF’s strategy is based, with a focus on activities and investments in unconventional fields, with the ultimate goal of maximizing value for the Company, its shareholders and investors.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 16, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer